Exhibit 2 [FORM 6K DEC 2, 2004]

INFORMATION CIRCULAR
(containing information as at November 29, 2004)

For the Special General Meeting
to be held on Monday, January 10, 2005

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Lucky 1 Enterprises Inc. (the "Company"), for use at the special general meeting (the "Meeting"), of the shareholders (the "Shareholders") of the Company, to be held on Monday, January 10, 2005 at the time and place and for the purposes set forth in the accompanying notice of meeting and at any adjournment thereof. The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are directors and/or officers of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER INSTRUMENT OF PROXY. A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5J 2Y1, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

The instrument of proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Shareholder who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited at the registered office of the Company at Suite 1600, 609 Granville Street, Vancouver, British Columbia, V7Y 1C3, or with the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment of it.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed.  Where directions are given by the Shareholder in respect of voting for or against any resolution, the proxyholder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR.  The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this information circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be voted on such matters in accordance with the best judgment of the nominee.

Each of the matters to be dealt with at the Meeting requires a Special Resolution, which means it must be passed by a majority of not less than 75% of the votes cast at the Meeting in person or by proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

General

The authorized capital of the Company consists of 200,000,000 common shares without par value of which 11,924,887 common shares were issued and outstanding as of November 29, 2004, each share carrying the right to one vote.

Only Shareholders of record as of November 29, 2004 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote, or have their common shares voted, at the Meeting.  A list of Shareholders as of the Record Date is available for inspection at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, and will also be available for inspection at the Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold common shares in their own name.  Shareholders who do not hold their common shares in their own name (referred to in this information circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting.  If common shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those common shares will not be registered in the Shareholder's name on the records of the Company.  Such common shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of such common shares are registered under the name CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms).  The common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, a broker and its agents are prohibited from voting shares for the broker's clients.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions form Beneficial Shareholders in advance of Shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC").  IICC typically applies a special general sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting.  A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote common shares directly at the Meeting.  The proxy must be returned to IICC well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for purposes of voting common shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as a proxyholder for the registered Shareholder and vote the common shares in that capacity.  Beneficial Shareholders who wish to attend the meeting and indirectly vote their common shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Principal Holders of Voting Shares

To the knowledge of the directors and senior officers of the Company, as of the Record Date, only the following own, directly or indirectly, or exercise control or direction over, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

Name and Municipality of Residence	Number of Common Shares Held	Percentage of Issued Shares
Bedo H. Kalpakian and Jacob H. Kalpakian(1)	5,587,031	46.9%

(1)

Of these shares, 2,161,304 are held by Bedo H. Kalpakian directly, 1,997,420 are held by Jacob H. Kalpakian directly, 1,028,302 common shares are held by Kalpakian Bros. of B.C. Ltd., and 5 common shares are held by Texas Pacific Minerals Inc., private companies of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 400,000 common shares are held by the sister and mother of Jacob H. Kalpakian.

The above information was supplied by the Registrar and Transfer Agent and the Management for the Company.

EXECUTIVE COMPENSATION

Summary Compensation Table

In accordance with the provisions of applicable securities legislation, the Company had one (1) "Named Executive Officer" during the financial year ended December 31, 2003, namely Mr. Bedo Kalpakian, the President, CEO and a director of the Company.  The table below sets forth the details of compensation paid by the Company to Mr. Bedo Kalpakian for his services as Named Executive Officer during each of the last three fiscal years.

Definitions:

For the purpose of this Information Circular:

“Chief Executive Officer” or “CEO” of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Chief Financial Officer” or “CFO” of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

"executive officer" of the Company for the financial year, means an individual who at any time during the year was:

(a)

a chair of the Company;

(b)

a vice-chair of the Company;

(c)

the president of the Company;

(d)

a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

(e)

an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company.

"Named Executive Officers" or “NEOs” means:

(a)

each CEO;

(b)

each CFO;

(c)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year, and whose total salary and bonus exceeds $150,000; and

(d)

any additional individuals for whom disclosure would have been provided under (c) above, but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year-end.

"Long Term Incentive Plan" or "LTIP" means any plan providing compensation intended to motivate performance over a period greater than one financial year.  LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale.

 "Stock Appreciation Right" or "SAR" means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly trading securities.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
		Salary(1) ($)	Bonus ($)	Other Annual Compensation ($)	Awards		LTIP Payouts ($)
					Securities Under Options/ SARs Granted (#)	Securities or Units Subject to Resale Restrictions ($)
Bedo H. Kalpakian, President	2003 2002 2001	$90,000 $70,000 $100,000	N/A N/A N/A	N/A N/A N/A	348,000 (2) N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1)

Mr. Bedo Kalpakian is paid indirectly through Kalpakian Bros. of B.C. Ltd. pursuant to a management services agreement.  Refer to “Termination of Employment, Change in Responsibilities and Employment Contracts” and “Management Contracts” for further particulars.

(2)

Options to purchase up to 348,000 common shares at a price of U.S. $0.15 per share of which 173,000 options were exercisable on or before March 21, 2004 and 175,000 options were exercisable on or before September 23, 2004.

Long -Term Incentive Plans - Awards In Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the most recently completed fiscal year.

Options/SAR’S Granted During The Most Recently Completed Fiscal Year

During the Company's most recently completed fiscal year, the following incentive stock options were granted to the Named Executive Officer.  No SAR’s were granted during this period.

Name	Date of Grant	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	% of Total Options Granted to Employees in Fiscal Year	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Bedo H. Kalpakian	Mar 23/2003 Sept 23/2003	173,000 175,000	U.S. $0.50(1) U.S. $0.15	24.9% 25.1%	U.S. $0.50 U.S. $0.25	Mar 21/2004 Sep 23/2004

(1)

The exercise price of these options was subsequently reduced to U.S. $0.15.  Refer to "Option and SAR Repricings".

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year-End Option/SAR Values

The following table sets out the fiscal year end value of stock options held by the Named Executive Officer.  No stock options were exercised by the Named Executive Officer during the year.  During this period, no outstanding SAR's were held by the Named Executive Officer.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value (1) of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/ Unexercisable ($)
Bedo H. Kalpakian	N/A	N/A	352,953/ Nil	U.S.$20,880 / NIL

(1)

In-the-money options are those where the market value of the underlying securities at the fiscal year-end exceeds the exercise price of the options.  The closing price of the Company's shares on December 31, 2003 (i.e., fiscal year-end) was US $0.21 $ (CDN $0.27) and therefore 348,000 stock options exercisable at U.S. $0.15 per share were in-the-money, however, 4,953 stock options granted during 1999 and exercisable at CDN$2.25 per share were not in-the-money.

Option and SAR Repricings

The following table sets forth details of stock options held by the Named Executive Officer which were repriced during the fiscal year ended December 31, 2003.  The Named Executive Officer did not hold any SAR's during the year.

Name	Date of Repricing	Securities Under Options/SARs Repriced or Amended (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment
Bedo H. Kalpakian	Sept 23/2003	173,000	U.S.$0.25	U.S.$0.50	U.S.$0.15	6 months

The options were repriced in order to provide additional incentive to the Named Executive Officer.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to a Director’s Resolution dated February 20, 2002, a management services agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. was terminated and an agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. dated November 1, 2001 was approved and adopted (“New Management Services Agreement”).  The New Management Services Agreement became effective as of November 1, 2001, and is automatically renewable on a year by year basis, unless terminated as stipulated in the New Management Services Agreement. On August 14, 2003 an addendum to the New Management Services Agreement was approved by the Company’s Board of Directors with both Bedo H. Kalpakian and Jacob H. Kalpakian abstaining from the vote whereby, effective July 1, 2003, the Company’s Board approved the increase of the monthly fee payable to Kalpakian Bros. of B.C. Ltd. from CDN$10,000 plus G.S.T., to CDN$20,000 plus G.S.T. (of which CDN$10,000 plus GST is payable indirectly to Bedo H. Kalpakian and CDN$10,000 plus GST is payable indirectly to Jacob H. Kalpakian).  The New Management Services Agreement may be terminated at anytime by either party on three months written notice.

COMPENSATION OF DIRECTORS

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options.

During the Company's most recently completed fiscal year, options to purchase 346,000 common shares at a price of U.S.$0.15 on or before March 21, 2004  and options to purchase 350,000 common shares at a price of U.S.$0.15 per share on or before September 23, 2004 were granted to the Company's directors, none of which have been exercised.

MANAGEMENT CONTRACTS

Pursuant to the New Management Services Contract, Bedo H. Kalpakian and Jacob H. Kalpakian provide management services to the Company through their private company, Kalpakian Bros. of B.C. Ltd.  During the most recently completed financial year, the amount of CDN$180,000 was paid to Kalpakian Bros. of B.C. Ltd. (of which CDN$90,000 was paid indirectly to Bedo H. Kalpakian and CDN$90,000 was paid indirectly to Jacob H. Kalpakian).  Further details of the New Management Services Contract are described under the heading "Termination of Employment, Change in Responsibilities and Management Contracts".

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out particulars of the compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2003:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	A Number of securities to be issued upon exercise of outstanding options, warrants and rights	B Weighted average exercise price of outstanding options, warrants and rights	C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by securityholders	712,899 common shares	$0.19	969,516 common shares
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
TOTALS:	712,899 common shares	$0.19	969,516 common shares

As of December 31, 2003, the Company had a 2002 stock option plan under which options to purchase 713,707 common shares were available for granting of which options to purchase 712,899 common shares were outstanding as of December 31, 2003 and a 2003 stock option plan under which options to purchase 968,708 common shares were available for granting, none of which were granted.  Details of the 2002 stock option plan and the 2003 stock option plan, respectively, are described in the Company's Information Circulars dated March 14, 2002 and April 14, 2003, both of which are available on SEDAR at www.sedar.com.  Copies of the Information Circulars will be provided promptly to shareholders free of charge upon request to the Company at its head office.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since January 1, 2003, none of the Company’s current or former executive officers, directors or employees have been indebted to the Company and none of them were indebted to any other entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.  “Support agreement” includes, but is not limited to, an agreement to provide assistance in the maintenance or servicing of any indebtedness and an agreement to provide compensation for the purpose of maintaining or servicing any indebtedness of the borrower.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2003, being the commencement of the Company’s most recently completed financial year, no director, senior officer or insider of the Company nor any of their associates or affiliates, has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company except as follows:

Jacob H. Kalpakian and Bedo H. Kalpakian, entered into private placement flow-through share financing agreements with the Company on December 29, 2003 and March 10, 2004 for the purchase of 850,000 units and 1,000,000 units, respectively, at the purchase price of CDN $0.10 per unit. Each unit consisted of one flow-through common share of the Company and one non-transferable common share purchase warrant, each warrant entitling the holder to purchase one additional flow-through common share of the Company at a price of CDN $0.15 per share for a period of 12 months and thereafter at a price of CDN $0.20 per share for a further 6 months, and thereafter one non-flow-through common share of the Company at a price of CDN $0.20 per share for a further 6 months.

Kalpakian Bros. of B.C. Ltd. entered into a private placement financing agreement with the Company on July 13, 2004 for the purchase of 1,000,000 units of the Company at the purchase price of CDN$0.10 per unit.  Each unit consists of one common share of the Company and one non-transferable common share purchase warrant, each warrant entitling the holder to purchase one additional common share of the Company for a period of two years at a price of CDN$0.15 per common share during the first year and at the price of CDN$0.20 per common share during the second year.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.

RESOLUTIONS TO ADOPT AMENDED NOTICE OF ARTICLES AND NEW ARTICLES

The Business Corporations Act (British Columbia) (the "New Act") has been adopted in British Columbia and is now in effect. The New Act replaces the Company Act (British Columbia) (the "Former Act") and adopts many provisions similar to those contained in corporate legislation elsewhere in Canada.  The New Act also uses new forms and terminology; most particularly a Memorandum is now called a "Notice of Articles".  The New Act requires every company incorporated under the Former Act to complete a mandatory transition “rollover” on or before March 28, 2006.  The Company proposes to effect the mandatory transition, which under the New Act can be authorized by the directors of the Company.  The Corporation will be taking steps to effect the transition and to bring its charter documents into conformity with the New Act and to that end will file a Transition Application and Notice of Articles, which replaces the Company's "Memorandum", with the Registrar of Companies (British Columbia).

The Company is seeking Shareholder approval of certain amendments to its Notice of Articles (the "Altered Notice of Articles") and approval of a new form of Articles (the "New Articles") with a view to updating its charter documents to bring them into line with the New Act and incorporating some of the new provisions of the New Act. The directors believe that amending the Company's Notice of Articles and adopting the New Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with charter documents of companies in other jurisdictions.

Copies of the Altered Notice of Articles and the New Articles are available for viewing up to the date of the Meeting at the Company's registered office at Suite 1600, 609 Granville Street, Vancouver, British Columbia, and at the Meeting.

Deletion of Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called "Pre-Existing Company Provisions" or "PCPs", to every pre-existing company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by Shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act.

The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by Shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If Shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"RESOLVED, as a special resolution, that:

(a)

the Pre-Existing Company Provisions in the Notice of Articles of the Company are hereby deleted;

(b)

the Company's Notice of Articles is altered accordingly;

(c)

any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies (British Columbia) along with all other documents and to take such further actions that may be necessary to effect the amendment; and

(d)

the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the Shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Form 11 - Notice of Alteration is filed with the Registrar of Companies (British Columbia).

Proposed Alterations of Authorized Capital

As now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company’s authorized capital from 200,000,000 common shares without par value to an unlimited number of Common Shares and Preferred Shares, in each case without nominal or par value.

Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the votes cast by the Shareholders present in person or by proxy at the Meeting.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"RESOLVED, as a special resolution, that:

(a)

the number of shares of the Company authorized to be issued be increased to an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series, in each case without nominal or par value;

(b)

the Company's Notice of Articles be altered accordingly;

(c)

any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies (British Columbia) along with all other documents and to take such further actions that may be necessary to effect the amendment; and

(d)

the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the Shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Form 11 - Notice of Alteration is filed with the Registrar of Companies (British Columbia).

Adoption of New Articles

Management believes that the New Articles will provide the Company with greater flexibility for future corporate activities and will result in efficiencies and greater cost-effectiveness.

The resolution approving the New Articles must be passed by not less than three-quarters of the votes cast by the Shareholders present in person or by proxy at the Meeting.

Management believes the major changes from the existing Articles are:

1.

Certain changes to the Notice of Articles, New Articles and share structure may be made by directors' resolution or by ordinary resolution. A description of these changes is provided below;

2.

The directors, by directors' resolution, may approve a change of name of the Company without the necessity for Shareholder approval;

3.

Shareholders' meetings may be held by electronic means;

4.

Shareholder meetings may, if authorized by directors' resolution, be held in jurisdictions outside British Columbia;

5.

A special resolution will require at least 2/3 of the votes cast by the Shareholders in order to be passed; and

6.

The quorum for Shareholders' meetings is changed from two Shareholders present in person or represented by proxy and holding at least 10% of the issued and outstanding common shares of the Company to one Shareholder present in person or represented by proxy and holding at least 5% of the issued and outstanding common shares of the Company.

If the New Articles are adopted by Shareholders, the Company may alter its Notice of Articles, New Articles and share structure in the following manner:

1.

by directors' resolution or ordinary resolution, as determined in each case by the directors, to:

(a)

create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

(b)

establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

(c)

change unissued shares with par value into shares without par value or vice versa or change all or any of its fully paid issued shares with par value into shares without par value;

(d)

create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

(e)

subdivide or consolidate all or any of its unissued, or fully paid issued, shares; and

(f)

authorize alterations to the New Articles that are procedural or administrative in nature or are matters that pursuant to the New Articles are solely within the directors' powers, control or authority.

2.

if the New Act does not specify the type of resolution and the New Articles do not specify another type of resolution, by ordinary resolution otherwise alter its shares, authorized share structure or the New Articles.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"RESOLVED, as a special resolution, that:

(a)

the existing Articles of the Company filed with the Registrar of Companies be altered by deleting all of the provisions for the existing Articles of the Company and the New Articles be adopted in substitution therefore and that the Articles and the Notice of Articles be altered accordingly;

(b)

any director or officer of the Company is authorized to execute and file such documents and take such further action, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment; and

(c)

the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the Shareholders."

The New Articles shall take effect immediately on the date and time the New Articles are deposited for filing in the Company's records office.

B.

RESOLUTION TO CONSOLIDATE THE ISSUED SHARE CAPITAL

To support the future financing needs of the Company, management recommends that the issued share capital of the Company be consolidated.  Management proposes to present to the shareholders at the Meeting a special resolution to consolidate the Company's issued share capital, subject to any required regulatory approvals.  The following special resolution authorizes the Company to consolidate its issued share capital on the basis of 1 (one) new common share without par value for every existing 35 (thirty-five)common shares without par value.  Under the New Act, the approval of the shareholders must be obtained by special resolution.  Where the consolidation would cause a fractional share of 0.5 or greater, then the number of post-consolidation shares to be issued will be rounded up to the nearest whole share and if the fraction is less that 0.5 then the fractional share will be cancelled.

"RESOLVED, as a special resolution, that:

(a)

all of the issued and fully paid common shares without par value of the Company be consolidated, every 35 (thirty five) of such common shares before consolidation being consolidated into 1 (one) common share;

(b)

the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the Shareholders; and

(c)

this special resolution shall take effect immediately on the date and time the New Articles are deposited for filing in the Company's records office."

C.

RESOLUTION TO CHANGE THE NAME OF THE COMPANY

Change of Name

Upon consolidation of the Company’s share capital, management proposes to change the name of the Company, subject to any required regulatory approvals, and, accordingly, the following special resolution will be presented at the Meeting for approval:

"RESOLVED, as a special resolution, that:

(a)

the name of the Company be changed from Lucky 1 Enterprises Inc. to Bronx Ventures Inc.;

(b)

the Company's Notice of Articles is altered accordingly;

(c)

any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies (British Columbia) along with all other documents and to take such further actions that may be necessary to effect the amendment; and

(d)

the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the Shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Form 11 - Notice of Alteration is filed with the Registrar of Companies (British Columbia).

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting.  Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Financial information relating to the Company is provided in the Company’s comparative financial statements and MD&A for the financial year ended December 31, 2003.  Shareholders may contact the Company to request copies of financial statements and MD&A at its  head office.

APPROVAL OF THE DIRECTORS

The directors of the Company have approved the content and the sending of this information circular.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 29th day of November, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

LUCKY1 ENTERPRISES INC.

“Bedo H. Kalpakian”

Bedo H. Kalpakian,
President, Chief Executive Officer and Director